Exhibit 99.1

Ballard Closes Sale of Methanol Telecom Backup Power Business to CHEM for up to $6.1 million

VANCOUVER, May 31, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced the closing of its sale of certain of the Company's methanol Telecom Backup Power business assets to Chung-Hsin Electric & Machinery Manufacturing Corporation, a major Taiwanese power equipment company ("CHEM"; http://www.chem.com.tw).

As disclosed in the Company's May 17 press release, CHEM will pay up to $6.1 million, including $3 million which was paid today on closing, and an additional earnout of up to $3.1 million based on certain sales objectives during an 18-month earnout period. In addition to the purchase price of up to $6.1 million, CHEM has also agreed to purchase fuel cell stacks from Ballard over the earnout period, with a minimum spend of $2 million.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 16:31e 31-MAY-16